82-2748

02028470

GOLDCLIFF RESOURCE CORPORATION
(GCN.CDNX)

QUARTERLY REPORT
(JANUARY 31, 2002)

GOLDCLIFF RESOURCE CORPORATION

Suite 920 - 470 Granville Street
Vancouver, BC, Canada V6C 1V5
Tel: (604) 685-5685
Fax: (604) 685-5686
Email: info@goldcliff.ca
Web: www.goldcliff.com

FOR FURTHER INFORMATION CONTACT
Leonard W. Saleken PGeo (Geologist), CEO, President & Director
Edwin R. Rockel, PGeo (Mining Geophysicist), Director
Dr. Francis B. Whiting, PEng (Geological Engineer), Director
Gnazir Dhalla (Finance), Director

4/19

THE PRESIDENT'S REPORT

HEDLEY GOLD BASIN – THE FUTURE OF GOLD MINING IN BRITISH COLUMBIA, CANADA *GOLDCLIFF'S PANORAMA RIDGE PROPERTY*

The Hedley Gold Basin is the future of gold mining in British Columbia, Canada. The Hedley Gold Basin has an aerial extent of 400 square kilometres and is located in south central BC. The world-class gold skarn deposits of the Nickel Plate mine are situated in the Hedley Gold Basin and have produced 78,500 kilograms gold (2.52 million ounces) over the past 100 years. The basin is under explored just as a gold tectonic belt in Nevada was under explored. In 1986, the Goldstrike deposit was discovered by Barrick Gold Corporation in the Carlin Gold Trend, Nevada – and the rest is history!

;OLDCLIFF RESOURCE CORPORATION (GCN.CDNX) is pleased to provide e highlights of the 2001 exploration program on the Hedley Gold Basin Project, anorama Ridge Property, Nickel Plate Mining District, Hedley, British Columbia, anada. The Company is exploring for gold skarn deposits and is targeting high-rade strata-bound gold skarn ores similar to the Nickel Plate mine. The xploration has confirmed gold skarn mineralization similar to the Nickel Plate nine. The Panorama Ridge Property is situated 3.5 kilometres east of the Nickel Plate mine.

The Panorama Ridge Property is located 230 kilometres east of Vancouver and 0 kilometres west of Penticton. The property covers 2,850 hectares (7,040 cres) and is the largest land holdings next to Barrick Gold Corporation's Nickel ate mine. The claims contain an extensive area of skarn alteration and sulphide ineralization that has been exposed by new logging roads. The property is nderlain by Late Triassic Nicola Group sedimentary and volcanic rocks of the edley and Whistle Formations and diorite intrusive rocks of the Hedley trusions. These rocks host the gold skarn ore deposits at the Nickel Plate mine. he Nickel Plate mine has produced 78,500 kilograms gold (2.52 million ounces) er the past 100 years. The gold production was from strata-bound and seminated gold skarn ore bodies (Nickel Plate, Sunnyside, Bulldog) that aded from 3.0 to 20.0 grams/tonne gold (0.10 to 0.60 ounces/tonne). The ckel Plate Mine closed in 1996.

old skarn mineralization similar to the Nickel Plate mine occurs on the property. oldcliff has identified seven gold prospects containing strata-bound and sseminated gold skarn mineralization – Spar, York, Nordic, Winters, Slope, kar and Chill – along with two geochemical gold anomalous areas. The exploration target containing the gold skarn prospects is approximately 1000 etres by 1500 metres in area. The exploration results at Panorama Ridge are ery encouraging.

Geochemical Gold Anomalies

The stream sediment sampling program (silts) located two new areas for investigation based on anomalous Au values (55 and 1260 ppb Au) and pathfinder elements (As, Bi, Co, Cu). The two areas occur in thick overburden and each cover approximately 65 hectares. The north area is associated with anomalous gold soils and IP chargeability highs from previous surveys. The east area discovery (1260 ppb Au) is in "uncharted geological territory" and represents an exciting area for 2002 prospecting. Both of the gold areas are located north and east of the any known gold skarn prospects. The soil sampling survey (soils) was limited to the area covering the Spar, York and Nordic prospects. It was conducted to confirm previous soil sample results (1984) and to establish a base-line study for future sampling. The 2001 gold results are an order of magnitude higher than the gold results of the 1984 survey. The higher values for gold in 2001 are attributed to the analytical method – fire assay (2001) verses aqua regia (1984) and to the consistency of soil sampling. The 2001 established an excellent statistical data base for gold and pathfinder elements.

New Gold Skarn Discoveries

The rock sampling resulted in the discovery of two new gold prospects: Skar, a high grade gold skarn and Winters, a strata-bound gold skarn. The **Skar Prospect** sampling returned two continuous metres averaging 12.17 grams/tonne Au (0.358 ounces/tonne) with a higher grade of 14.57 grams/tonne Au (0.425 ounces/tonne). The samples are from a garnet skarn related shear zone. The **Winters Prospect** is located directly south of the Nordic on the east side of Panorama Ridge. Talus sampling (rock grabs) at four locations returned gold values of 200, 200, 460 and 675 ppb gold. The samples are strata-bound gold skarn with layered massive pyrite and pyrrhotite

Targeted Gold Skarn Prospects

The **Nordic Prospect** received the bulk of the rock sampling and this years work greatly improved the gold values at Nordic. The best gold value for 2001 is 4.930 grams/tonne. The Nordic prospect is an area of disseminated gold skarn mineralization that occurs over an area of approximately 700 metres NE to SW and 200 metres NW to SE. Nine outcrops were rock channel sampled. The samples were cut using a diamond saw and sampled at one metre intervals. The highlights of the rock channel sampling returned the following gold results:

Outcrop 1: 11.0 metres averaged 0.765 grams/tonne with 3 metres of 1.583 grams/tonne

Outcrop 2: 9.0 metres averaged 1.085 grams/tonne with 3 metres of 2.780 grams/tonne

Outcrop 3: 3.0 metres averaged 0.543 grams/tonne with 1 metres of 0.920 grams/tonne

Outcrop 6: 12.0 metres averaged 0.723 grams/tonne with 3 metres of 1.017 grams/tonne

Panorama Ridge - Gold in Rock Samples


Au in Rocks
0 - 5 - 10 - 20 - 50 - 100 - 200 - 500 - 500+
PPB Gold in Rock Samples
Scale 1:10000
Goldcliff Resource Corporation
Panorama Ridge Project, Hedley Gold Basin
Similkameen & Osoyoos M.Ds., B.C.
NTS: 082E.031
Date: October, 2001 Figure # 1.5
Interpretex Resources Ltd.
York
Spar
Slope
Chill
Nordic
Winters
9100ppb
18050ppb
4930ppb
1540ppb
675ppb
1390ppb
100ppb
200ppb

The **York Prospect** rock sampling returned gold results that are similar to previous years sampling. The disseminated gold skarn mineralization in Trench 3 (1985) contains continuous gold values over 45 metres averaging 0.81 grams/tonne gold (including 6 metres of 1.34 grams/tonne gold). A select gold skarn sample from an old hand pit returned 9.2 grams/tonne gold. The strata-bound gold skarn mineralization with layered massive pyrite and pyrrhotite returned gold values of 0.46 to 2.44 grams/tonne gold. Geologically, the disseminated gold skarn mineralization is interpreted to be up section (north east) from the strata-bounded gold skarn mineralization. The limy sediments of the Hedley Formation containing the gold skarn mineralization are steeply dipping to the south west, and appear to be associated with internal folding that occurs within the regional Hedley syncline.

The **Spar Prospect** contains disseminated gold skarn mineralization with anomalous gold values in the range of 100 to 300 ppb gold. A select gold skarn sample from 2000 assayed 18.04 grams/tonne gold (0.53 ounces/tonne) and is associated with a shear within the gold skarn zone. The Slope and the Chill prospects are exposed in old hand pits and contain anomalous gold values in the 100 to 200 ppb Au range within disseminated gold skarn mineralization.

PANORAMA RIDGE OUTLOOK 2002

The exploration results (2001) at Panorama Ridge are very encouraging and further exploration in 2002 is warranted. Goldcliff's exploration has greatly improved the gold potential of the property and discovered important new areas for exploration.

The Panorama Ridge exploration target area has favourable Hedley geology, gold skarn prospects, coincidental gold (Au) and pathfinder (As-Bi-Co-Ni-Sb-Cu-Zn) geochemical anomalies similar to the Nickel Plate ores. In addition to the geology and geochemistry, magnetic and induced polarisation (chargeability) highs, and electromagnetic (VLF) conductors provide all of the exploration indicators for Nickel Plate strata-bound and disseminated gold skarn deposits.

The Notice of Work is in place for trenching and drilling in 2002. Goldcliff is upgrading and evaluating its geological, geochemical and geophysical data base on the property on a continuous basis in order to optimise its 2002 exploration work program.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) *The discussion must be factual, balanced and non-promotional.*
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer *including material terms of any acquisition or disposition;*
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) *contingent liabilities;*
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval *or has applied for the approval;*
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY MM DD
Goldcliff Resource Corporation			02/01/31
ISSUER ADDRESS			
Suite 920 - 470 Granville Street			
CITY	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC V6C 1V5		604-685-5686	604-685-5685
CONTACT NAME	CONTACT POSITION		CONTACT TELEPHONE NO.
Leonard W. Saleken, PGeo	CEO, President, Director		604-261-7477
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
info@goldcliff.ca	www.goldcliff.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	Leonard W. Saleken	02/03/25
[signature]	Edwiin R. Rockel	02/03/25

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer" means an issuer whose* securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:
- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the *cash flow statement cumulative balances from the inception of the* development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. *All other components of a material classification may* be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. *"employees",) exercise price and expiry date.*

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

GOLDCLIFF RESOURCE CORPORATION

VANCOUVER, BRITISH COLUMBIA, CANADA

FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JANUARY 31, 2002

(UNAUDITED - SEE NOTICE TO READER)

CAWLEY & ASSOCIATES

NOTICE TO READER

We have compiled the balance sheet of Goldcliff Resources Corporation as at January 31, 2002 and the statements of loss and deficit, deferred exploration expenditures and cash flow for the three months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
March 25, 2002

"*Cawley& Associates*"
Cawley & Associates

CHARTERED ACCOUNTANTS 3rd Floor – 1622 West 7th Avenue, Vancouver, BC V6J 1S5
Brian Cawley Corporation Tel: 604-731-1191 Fax: 604-731-3511
bcawley@cawley-assoc.com gcurran@cawley-assoc.com

GOLDCLIFF RESOURCE CORPORATION
BALANCE SHEET
JANUARY 31, 2002
(UNAUDITED - SEE NOTICE TO READER)

ASSETS	January 31, 2002	October 31, 2001 (AUDITED)
CURRENT ASSETS:		
Cash	$ 5,840	$ 9,938
Term deposit	25,584	25,366
G.S.T. receivable	15,200	13,371
Prepaid expenses	-	434
Notes receivable	300	300
Total current assets	46,924	49,409
TERM DEPOSITS	11,122	11,051
MINERAL CLAIMS	216,401	212,901
DEFERRED EXPLORATION EXPENDITURES	845,589	828,365
	$ 1,120,036	$ 1,101,726
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 94,213	$ 69,002
SHAREHOLDERS' EQUITY:		
Share capital	2,678,524	2,678,524
Deficit, per the accompanying statement	(1,652,701)	(1,645,800)
Total shareholders' equity	1,025,823	1,032,724
	$ 1,120,036	$ 1,101,726

On behalf of the board:

"Leonard W. Saleken"

Director

"Edwin R. Rockel"

Director

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED JANUARY 31, 2002
(UNAUDITED - SEE NOTICE TO READER)

	2002	2001
GENERAL REVENUE	$ 2,500	-
INTEREST REVENUE	290	43
	2,790	43
GENERAL AND ADMINISTRATIVE EXPENDITURES:		
Advertising and promotion	-	823
Bank charges and interest	93	79
Legal and audit	188	-
Management fees	3,600	-
Office	3,412	3,037
Rent - office	1,410	1,225
Telephone	988	571
Total general and administrative expenditures	9,691	5,735
NET LOSS	(6,901)	(5,692)
DEFICIT, beginning of period	(1,645,800)	(1,588,539)
DEFICIT, end of period	$ (1,652,701)	(1,594,231)

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
FOR THE THREE MONTHS ENDED JANUARY 31, 2002
(UNAUDITED - SEE NOTICE TO READER)

	2002	2001
OPENING DEFERRED EXPLORATION EXPENDITURES:	$ 828,365	$ 718,769
EXPENDITURES DURING THE PERIOD:		
Assays	49	660
Geological surveys	14,000	4,877
Field expenses and supplies	21	985
Mapping	1,671	687
Travel	1,483	-
	17,224	7,209
ENDING DEFERRED EXPLORATION EXPENDITURES:	845,589	725,978

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF CASH FLOW
FOR THE THREE MONTHS ENDED JANUARY 31, 2002
(UNAUDITED - SEE NOTICE TO READER)

	2002	2001
CASH FLOW USED IN OPERATING ACTIVITIES:		
Interest received	$ 2	$ 43
Interest expense	(93)	(79)
Cash received from customers	2,500	-
Cash paid to suppliers and employees	(2,804)	(14,160)
CASH FLOW USED IN OPERATING ACTIVITIES	(395)	(14,196)
CASH FLOW USED IN INVESTING ACTIVITIES:		
Deferred exploration costs	(203)	(7,209)
Mineral claims	(3,500)	-
CASH FLOW USED IN INVESTING ACTIVITIES	(3,703)	(7,209)
CASH FLOW FROM FINANCING ACTIVITIES:		
Capital stock issued	-	36,000
CASH FLOW FROM FINANCING ACTIVITIES	-	36,000
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(4,098)	14,595
CASH, beginning of period	9,938	4,434
CASH, end of period	$ 5,840	$ 19,029

GOLDCLIFF RESOURCE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2002
(UNAUDITED - SEE NOTICE TO READER)

NOTE 1 BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report.

NOTE 2 COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year presentation.

GOLDCLIFF RESOURCE CORPORATION
QUARTERLY REPORT
JANUARY 31, 2002

SCHEDULE A: FINANCIAL STATEMENTS

See Financial Statement

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.0 Analysis of expenses and deferred costs:

a) See Financial Statement

2.0 Related party transactions

a) The aggregate amount of expenditures made to parties not at arm's length from the issuer for the current reporting period is $25,506.

3.0 Summary of securities issued and options granted and securities outstanding during the period:

a) Summary of securities (common shares) issued during the period:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Exercise Price ($)	Total Proceeds	Type of Consideration	Commission Paid ($)
May 15, 2001	Common	Options	10,000	0.10	1,000	Cash	Nil
May 15, 2001	Common	Options	10,000	0.10	1,000	Cash	Nil
May 01, 2001	Common	Options	47,000	0.10	4,700	Cash	Nil
July 01, 2001	Common	Options	194,280	0.10	19,428	Cash	Nil
July 01, 2001	Common	Options	25,000	0.10	2,500	Cash	Nil
May 31, 2001	Common	Private Placement	1,250,000	0.10	125,000	Cash	Nil

Summary of securities (common shares) issued during the period were 1,511,280

b) *Summary of stock options granted during the period:*

Date	Type	Name	Number of Shares	Exercise Price ($)	Expiry Date
December 11, 2000	Director	Leonard W. Saleken	60,000	0.10	December 10, 2005
	Director	Edwin R. Rockel	85,000	0.10	December 10, 2005
	Director	Francis B. Whiting	30,000	0.10	December 10, 2005
	Officer	Graham H. Scott	65,000	0.10	December 10, 2005
	Employees	Eric Williams	20,000	0.18	December 10, 2005
July 03, 2001	Director	Leonard W. Saleken	190,000	0.18	July 02, 2006
	Director	Edwin R. Rockel	45,000	0.18	July 02, 2006
	Director	Francis B. Whiting	70,000	0.18	July 02, 2006
	Officer	Graham H. Scott	35,000	0.18	July 02, 2006
	Employee	O. Corbin Saleken	34,620	0.18	July 02, 2006
February 28, 2002	Director	Nazir Dhalla	85,000	0.10	February 27, 2007

4.0 Summary of securities as at the end of the period:

a) Authorised capital: 100,000,000 common shares without par value.

b) Shares issued: 9,557,831 common shares without par value.

c) Summary of options, warrants and convertible securities outstanding:

Type	Number of Shares	Exercise Price ($)	Expiry Date
Options	115,380	0.10	May 26, 2002
Options	60,000	0.10	December 07, 2004
Options	260,000	0.10	December 10, 2005
Options	374,620	0.18	July 02, 2006
Options	85,000	0.10	February 27, 2007
Warrants	1,250,000	0.11	May 30, 2003

The number of options outstanding are 895,000 common shares.
The number of warrants outstanding are 1,250,000 common shares.

d) Number of common shares held in escrow: Nil

e) Number of common shares subject to pooling: Nil

GOLDCLIFF RESOURCE CORPORATION
QUARTERLY REPORT
JANUARY 31, 2002

5.0 List of Directors: Leonard W. Saleken
Edwin R. Rockel
Francis B. Whiting
Nazir Dhalla

6.0 List of Officers: Leonard W. Saleken, President, Chief Executive Officer
Graham H. Scott, Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE BUSINESS

Goldcliff Resource Corporation is a mineral exploration and development company. It has three projects located in the Province of British Columbia, Canada and one project located in the Province of Quebec, Canada. The principle active project for 2001 is the Hedley Gold Basin Project, Panorama Ridge property that is located in the Hedley Gold Basin, Nickel Plate mining district, Hedley, British Columbia. The other two projects in British Columbia , the Cliff and Meadow Creek, are on a hold basis. These projects are being held and evaluated subject to market conditions and available funds. At present, no significant funds are currently being expended on them. The one project in the Province of Quebec is a diamond property located in the Otish Mountains in north central Quebec.

PROJECTS

HEDLEY GOLD BASIN PROJECT

The Hedley Gold Basin is the future of gold mining in British Columbia, Canada. The Hedley Gold Basin has an aerial extent of 400 square kilometres and is located in south central BC. The world-class gold skarn deposits of the Nickel Plate mine are situated in the Hedley Gold Basin and have produced 78,500 kilograms gold (2.52 million ounces) over the past 100 years. The basin is under explored just as a gold tectonic belt in Nevada was under explored. In 1986, the Goldstrike deposit was discovered by Barrick Gold Corporation in the Carlin Gold Trend, Nevada – and the rest is history!

The Hedley Gold Basin covers an area of approximately 400 square kilometres in a north east to south west direction. The Similkameen River valley cuts the basin in an east-west direction subdividing it into a northern portion, Nickel Plate mining district and a southern portion, the Sterling Creek mining district. The town of Hedley is its focal point. Gold was first discovered in 1898 in the northern portion of the Hedley Gold Basin at Nickel Plate mountain. In 1904, gold production commenced at the Nickel Plate mine with the discovery of high-grade gold (0.50 ounces per tonne). Over a period of 100 years, the Hedley Gold Basin has produced 78,506,148 grams gold (2,524,313 ounces) mainly from the Nickel Plate gold skarn deposits (MINFILE). The Nickel Plate deposits are the largest strata-bound gold skarn, sedimentary-volcanic hosted deposits in Canada, as well as the world. Goldcliff Resource Corporation is evaluating the overall gold potential of the Hedley Gold Basin and exploring the Panorama Ridge Property for economic gold skarn mineralization. The Panorama Ridge Property is located 3.5 kilometres east of the Nickel Plate mine and contains similar geology and gold skarn mineralization.

PANORAMA RIDGE PROPERTY

In 2000, Goldcliff commenced active exploration in the Hedley Gold Basin and staked the Panorama Ridge property based on newly exposed sulphide-rich gossan outcrops along logging roads constructed by Weyerhaeuser Canada Ltd. The Panorama Ridge and Nickel Plate properties are underlain by the Upper Triassic Nicola Group of sedimentary and volcanic rocks. Both contain the Whistle and Hedley Formations and associated Triassic Hedley diorite intrusions and dykes. These are the same rocks that host the sedimentary gold-skarn deposits at the Nickel Plate mine and elsewhere in the 400 square kilometre Hedley Gold Basin. The Panorama Ridge property is the active project for 2001. For the reporting period, exploration expenditures on Panorama Ridge total $109,596.

The Panorama Ridge Property is located 230 kilometres east of Vancouver and 40 kilometres west of Penticton. The property covers 2,850 hectares (7,040 acres) and is the largest land holdings next to Barrick Gold Corporation's Nickel Plate mine. The claims contain an extensive area of skarn alteration and sulphide mineralization that has been exposed by new logging roads. The property is underlain by Late Triassic Nicola Group sedimentary and volcanic rocks of the Hedley and Whistle Formations and diorite intrusive rocks of the Hedley Intrusions. These rocks host the gold skarn ore deposits at the

Nickel Plate mine. The Nickel Plate mine has produced 78,500 kilograms gold (2.52 million ounces) over the past 100 years. The gold production was from strata-bound and disseminated gold skarn ore bodies (Nickel Plate, Sunnyside, Bulldog) that graded from 3.0 to 20.0 grams/tonne gold (0.10 to 0.60 ounces/tonne). The Nickel Plate Mine closed in 1996.

Gold skarn mineralization similar to the Nickel Plate mine occurs on the property. Goldcliff has identified seven gold prospects containing strata-bound and disseminated gold skarn mineralization -- Spar, York, Nordic, Winters, Slope, Skar and Chill – along with two geochemical gold anomalous areas. The exploration target containing the gold skarn prospects is approximately 1000 metres by 1500 metres in area. The exploration results at Panorama Ridge are very encouraging.

Geochemical Gold Anomalies

The stream sediment sampling program (silts) located two new areas for investigation based on anomalous Au values (55 and 1260 ppb Au) and pathfinder elements (As, Bi, Co, Cu). The two areas occur in thick overburden and each cover approximately 65 hectares. The north area is associated with anomalous gold soils and IP chargeability highs from previous surveys. The east area discovery (1260 ppb Au) is in "uncharted geological territory" and represents an exciting area for 2002 prospecting. Both of the gold areas are located north and east of the any known gold skarn prospects. The soil sampling survey (soils) was limited to the area covering the Spar, York and Nordic prospects. It was conducted to confirm previous soil sample results (1984) and to establish a base-line study for future sampling. The 2001 gold results are an order of magnitude higher than the gold results of the 1984 survey. The higher values for gold in 2001 are attributed to the analytical method – fire assay (2001) verses aqua regia (1984) and to the consistency of soil sampling. The 2001 established an excellent statistical data base for gold and pathfinder elements.

New Gold Skarn Discoveries

The rock sampling resulted in the discovery of two new gold prospects: Skar, a high grade gold skarn and Winters, a strata-bound gold skarn. The **Skar Prospect** sampling returned two continuous metres averaging 12.17 grams/tonne Au (0.358 ounces/tonne) with a higher grade of 14.57 grams/tonne Au (0.425 ounces/tonne). The samples are from a garnet skarn related shear zone. The **Winters Prospect** is located directly south of the Nordic on the east side of Panorama Ridge. Talus sampling (rock grabs) at four locations returned gold values of 200, 200, 460 and 675 ppb gold. The samples are strata-bound gold skarn with layered massive pyrite and pyrrhotite

Targeted Gold Skarn Prospects

The **Nordic Prospect** received the bulk of the rock sampling and this years work greatly improved the gold values at Nordic. The best gold value for 2001 is 4.930 grams/tonne. The Nordic prospect is an area of disseminated gold skarn mineralization that occurs over an area of approximately 700 metres NE to SW and 200 metres NW to SE. Nine outcrops were rock channel sampled. The samples were cut using a diamond saw and sampled at one metre intervals. The highlights of the rock channel sampling returned the following gold results:

Outcrop 1: 11.0 metres averaged 0.765 grams/tonne with 3 metres of 1.583 grams/tonne
Outcrop 2: 9.0 metres averaged 1.085 grams/tonne with 3 metres of 2.780 grams/tonne
Outcrop 3: 3.0 metres averaged 0.543 grams/tonne with 1 metres of 0.920 grams/tonne
Outcrop 6: 12.0 metres averaged 0.723 grams/tonne with 3 metres of 1.017 grams/tonne

The **York Prospect** rock sampling returned gold results that are similar to previous years sampling. The disseminated gold skarn mineralization in Trench 3 (1985) contains continuous gold values over 45 metres averaging 0.81 grams/tonne gold (including 6 metres of 1.34 grams/tonne gold). A select gold skarn sample from an old hand pit returned 9.2 grams/tonne gold. The strata-bound gold skarn mineralization with layered massive pyrite and pyrrhotite returned gold values of 0.46 to 2.44 grams/tonne gold. Geologically, the disseminated gold skarn mineralization is interpreted to be up section (north east) from the strata-bounded gold skarn mineralization. The limy sediments of the Hedley Formation containing the gold skarn mineralization are steeply dipping to the south west, and appear to be associated with internal folding that occurs within the regional Hedley syncline.

The **Spar Prospect** contains disseminated gold skarn mineralization with anomalous gold values in the range of 100 to 300 ppb gold. A select gold skarn sample from 2000 assayed 18.04 grams/tonne gold (0.53 ounces/tonne) and is associated with a shear within the gold skarn zone. The Slope and the Chill prospects are exposed in old hand pits and contain anomalous gold values in the 100 to 200 ppb Au range within disseminated gold skarn mineralization.

(chargeability) highs, and electromagnetic (VLF) conductors provide all of the exploration indicators for Nickel Plate strata-bound and disseminated gold skarn deposits.

Panorama Ridge - Gold in Rock Samples


Py,Po
Py,Po
1822
1831
1886
Spar
York
Slope
Nordic
Winters
Chill
18050ppb
9100ppb
4930ppb
1560ppb
2440ppb
100ppb
1390ppb
675ppb
200ppb
0 - 5 - 10 - 20 - 50 - 100 - 200 - 500 - 500+
PPB Gold in Rock Samples
Au in Rocks
Scale 1:10000
Goldcliff Resource Corporation
Panorama Ridge Project, Hedley Gold Basin
Simikameen & Osoyoos M.Ds., B.C.
NTS: 082E.031
Date: October, 2001
Interprefex Resources Ltd.

PANORAMA RIDGE OUTLOOK 2002

The exploration results (2001) at Panorama Ridge are very encouraging and further exploration in 2002 is warranted. Goldcliff's exploration has greatly improved the gold potential of the property and discovered important new areas for exploration.

The Panorama Ridge exploration target area has favourable Hedley geology, gold skarn prospects, coincidental gold (Au) and pathfinder (As-Bi-Co-Ni-Sb-Cu-Zn) geochemical anomalies similar to the Nickel Plate ores. In addition to the geology and geochemistry, magnetic and induced polarisation

The Notice of Work is in place for trenching and drilling in 2002. Goldcliff is upgrading and evaluating its geological, geochemical and geophysical data base on the property on a continuous basis in order to optimise its 2002 exploration work

CLIFF PROJECT, OLALLA, BRITISH COLUMBIA

Goldcliff Resource Corporation, Cliff Project, is located five kilometres north of Keremeos, B.C. in the Olalla Gold camp. Goldcliff holdings total 72 units (five four-post mineral claims, six two-post mineral claims, two reverted Crown Grants and four Crown Grants covering an area of 1,600 hectares in the Osoyoos Mining Division. The Cliff Project contains several gold-silver

and copper-molybdenum prospects that have had historical production. The exploration work conducted by Goldcliff has successfully located eight gold, silver and copper exploration targets and six multi-element geochemical anomalies for the next phase of detailed exploration. The Cliff Project is on hold.

GOLDCLIFF RESOURCE CORPORATION
QUARTERLY REPORT
JANUARY 31, 2002

MEADOW CREEK PROJECT, LOGAN LAKE, BRITISH COLUMBIA

The Meadow Creek property consists of 1490 hectares and is located 230 kilometres north east of Vancouver and 40 kilometres north of Merritt in southern British Columbia. The Meadow Creek property contains the Plug and Meadow prospects (Au, Ag, Cu, Pb, Zn, Ni, Cd). Other prospects of significance within close proximity of Meadow Creek property are the Bertha-Molly (Cu-Ag), JHC (Cu-Ag), Rhyolite (Cu-Zn-Ag-Au), Ford (Cu), Melba (Au-Ag-Zn-Pb) Ridge (Fe-Zn-Mn) and Blacktop (Zn-Pb-Cu-Ag-Au) prospects (MINFILE). The Meadow Creek property was initially explored for epithermal gold deposits and the Company has re-focused its target to volcanogenic massive sulphide deposits (VMS) with the discovery of the Blacktop VMS prospect (September 2000). The exploration work by Goldcliff on the Meadow Creek Project is encouraging and has enhanced the potential of the known mineral occurrences in the project area. Project remains on hold.

OTISH MOUNTAIN DIAMOND PROPERTY, NORTH CENTRAL QUEBEC

The Company is pleased to announce that it is in the process of negotiating from individual owners an option agreement to acquire mineral lands in the Otish Mountains of north central Quebec. The acquisition is being facilitated through the assistance of a Toronto based geological consultant who is well acquainted with the north central Quebec region. The terms of the option will be disclosed upon acceptance by the owners of the mineral lands. Goldcliff will pay a finder's fee for the mineral lands acquisition. The terms of the acquisition of the mineral lands and the payment of the finder's fee are subject to the approval by regulatory agencies.

The mineral lands are located in the Archean craton of the Superior Province in the Otisk Mountains region (NTS 33A). The kimberlites (Renard 1 & Renard 2) that were discovered by Ashton Mining of Canada Inc and its joint venture partner, SOQUEM Iinc. have been reported to be diamondiferous (news release 01-32, December 12, 2001). The region is very active with Majescor Resources Inc. and its joint venture partner, BHP Billiton (BHP Diamonds) holding large mineral land positions.

SUBSEQUENT EVENTS & MANAGEMENT CHANGES

Effective February 28, 2002, Gary Moore resigned as Director and CFO and Nazir Dhalla was appointed Director.

PROMOTIONAL DISCLOSURE

Timely disclosure of information is being maintained with news releases and website updates (www.goldcliff.com).

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